Exhibit 99.1

17 Altalef St. PO Box 70, Yehud Industrial Zone 56100, Israel

Magal Security Systems Ltd. Reports
First quarter 2018 Financial Results

YEHUD, ISRAEL, May 16, 2018 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three month period ended March 31, 2018. Management will hold an investors’ conference call later today (at 10am Eastern Time) to discuss the results.

FIRST QUARTER RESULTS SUMMARY

•	Strong growth in first quarter revenue to $17.3 million, up 20% year-over-year.

•	Significant improvement in operating expenses: a 9% reduction year-over-year.

•	Net loss of $0.2 million, or $0.01 per share, an improvement compared with a net loss of $3.7 million, or $0.16 per share last year.

•	EBITDA of $0.5 million compared with negative EBITDA of $0.4 million in the first quarter of last year.

•	Backlog at highest ever level as of end of the first quarter.

FIRST QUARTER 2018 RESULTS

Revenues for the first quarter of 2018 were $17.3 million, an increase of 20% compared with revenues of $14.3 million in the first quarter of 2017.

Gross profit for the first quarter of 2018 was $7.6 million, or 43.8% of revenues, an increase of 2% compared with gross profit of $7.4 million or 51.7% of revenues, in the first quarter of 2017. The change in gross margin between the quarters was a function of the products and projects mix executed during the quarter.

Operating income for the first quarter of 2018 was $33 thousand, an improvement compared to an operating loss of $0.9 million in the first quarter of 2017.

Net loss in the first quarter of 2018 was $0.2 million, or $0.01 per share, compared with a net loss of $3.7 million, or $0.16 per share in the first quarter of 2017.

EBITDA in the first quarter was $0.5 million, an improvement compared with negative EBITDA of $0.4 million in the first quarter of 2017.

Cash, short term deposits and restricted deposits, net of bank debt, as of March 31, 2018, were $49.4 million, or $2.15 per share, compared with cash and short term deposits, net of bank debt, of $52.3 million, or $2.27 per share, at December 31, 2017. The decrease in cash is primarily due to the investment in working capital for scaling up of various projects which are commencing.

MANAGEMENT COMMENT

Commenting on the results, Mr. Yaniv Shachar, interim CEO of Magal, said, “We are pleased with our return to growth and operating profitability, recovering from a weak 2017. The solid improvement in results, especially the lower level of expenses, follows important steps that we took last year to rationalize expenses and increase efficiencies. Looking ahead, the high level of new orders that Magal has won over the past few months has built a strong backlog, and as at the end of the first quarter, our backlog is the highest it has ever been in our history. This bodes very well for Magal in the coming year.”

Continued Mr. Shachar, “In the coming weeks, Dror Sharon, a highly experienced homeland security industry veteran will be joining Magal as the new CEO. We thank Saar Koursh, our former CEO, for his key contributions to Magal throughout his tenure which culminated in the successful first quarter that we announced today. We wish him well in future.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, May 16, 2018, at 10am Eastern Time and 5pm Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 281 1167; Israel: 03 918 0644; UK: 0 800 917 9141; Intl.: +972 3 918 0644

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magalsecurity.com.

ABOUT MAGAL SECURITY SYSTEMS LTD.

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G - its 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony - our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2017	2018	% change
Revenue	14,335	17,255	20
Cost of revenue	6,924	9,699

Gross profit	7,411	7,556	2
Operating expenses:
Research and development, net	1,605	1,605	-
Selling and marketing	4,798	4,233	(12)
General and administrative	1,860	1,685	(9)
Total operating expenses	8,263	7,523	(9)

Operating income (loss)	(852)	33
Financial income (expenses), net	(2,636)	117

Income (loss) before income taxes	(3,488)	150

Taxes on income	205	317

Net loss	(3,693)	(167)

Income (loss) attributable to non-controlling interests	(5)	-

Net income (loss) attributable to Magal shareholders'	(3,698)	(167)

Basic and diluted net loss per share	$(0.16)	$(0.01)

Weighted average number of shares used in computing basic and diluted net loss per share	22,916,333	23,032,511

	Three Months Ended March 31
	2017%	2018%

Gross margin	51.7	43.8
Research and development, net as a % of revenues	11.2	9.3
Selling and marketing as a % of revenues	33.5	24.5
General and administrative as a % of revenues	13.0	9.8
Operating margin	-	0.2
Net margin	-	-

MAGAL SECURITY SYSTEMS LTD.
 RECONCILLATION OF EBITDA TO NET LOSS
(All numbers expressed in thousands of US$)

	Three Months Ended March 31,
	2017	2018

GAAP Net loss	(3,693)	(167)
Less:
Financial income (expenses), net	(2,636)	117
Taxes on income	205	317
Depreciation and amortization	(450)	(477)
EBITDA	(402)	510

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	March 31,
	2017	2018
CURRENT ASSETS:

Cash and cash equivalents	$22,463	$42,221
Short-term bank deposits	27,025	1,014
Restricted deposits	2,842	6,183
Trade receivables, net	14,489	13,493
Unbilled accounts receivable	6,309	5,057
Other accounts receivable and prepaid expenses	2,850	5,381
Inventories	9,596	9,701

Total current assets	85,574	83,050

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term deposits and restricted bank deposits	155	166
Severance pay fund	1,524	1,446
Deferred income taxes	2,579	2,688

Total long-term investments and receivables	4,258	4,300

PROPERTY AND EQUIPMENT, NET	5,718	6,093

INTANGIBLE ASSETS, NET	4,303	3,981

GOODWILL	12,692	12,450

TOTAL ASSETS	$112,545	$109,874

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	March 31,
	2017	2018

CURRENT LIABILITIES:

Trade payables	$5,198	$3,821
Customer advances	7,191	6,857
Other accounts payable and accrued expenses	13,784	13,192

Total current liabilities	26,173	23,870

LONG-TERM LIABILITIES:
Deferred revenues	891	867
Deferred income taxes	190	196
Accrued severance pay	2,328	2,253
Other long-term liabilities	14	360

Total long-term liabilities	3,423	3,676

SHAREHOLDERS' EQUITY

Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2017 and March 31, 2018; Issued and outstanding: 23,032,448 shares at December 31, 2017 and 23,035,282 shares at March 31, 2018	6,716	6,717
Additional paid-in capital	93,975	94,026
Accumulated other comprehensive loss	(87)	(276)
Foreign currency translation adjustments (stand alone financial statements)	5,859	5,425
Accumulated deficit	(23,514)	(23,564)

TOTAL SHAREHOLDERS' EQUITY	82,949	82,328

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$112,545	$109,874